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                                                                  EXHIBIT (a)(3)

                              [LOGO OF FORT JAMES]

                                                                October 13, 2000

Dear Shareholder,

  As you know, Fort James Corporation has entered into a merger agreement with Georgia-Pacific Corporation, pursuant to which a wholly owned subsidiary of Georgia-Pacific has commenced an offer to exchange for each share of Fort James common stock (1) $29.60, net to the seller in cash, and (2) .2644 shares of Georgia-Pacific Group common stock, par value $.80 per share (the "exchange ratio"). The exchange ratio will be adjusted downward if the Average Price of Georgia-Pacific Group common stock exceeds $39.33. The offer is conditioned upon, among other things, a minimum of two-thirds of the shares of Fort James common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The exchange offer will be followed by a merger in which each share of Fort James common stock not purchased in the exchange offer will be converted into the right to receive the same amount of cash and the same number of shares of Georgia-Pacific Group common stock as is paid in the offer.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF FORT JAMES AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT FORT JAMES SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF FORT JAMES COMMON STOCK PURSUANT TO THE OFFER.

  In arriving at its recommendation, your board of directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Fort James' financial advisor, Morgan Stanley & Co. Incorporated, that as of the date of such opinion the consideration to be received by the holders of shares of Fort James common stock pursuant to the merger agreement is fair from a financial point of view to Fort James' shareholders. A copy of Morgan Stanley's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Morgan Stanley in rendering its opinion, can be found in Schedule I to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Enclosed are Georgia-Pacific's prospectus, dated October 13, 2000, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the exchange offer and provide information on how to tender your Fort James shares to Georgia-Pacific. The Schedule 14D-9 describes in more detail the reasons for your board's conclusions and contains other information relating to the exchange offer. We urge you to consider this information carefully.

                                          Very truly yours,

                                          /s/ Miles L. Marsh
                                          Miles L. Marsh
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER